UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                              Alfacell Corporation
                                (Name of Issuer)

                            Common Stock and Options
                          (Title of Class of Securities

                                    015404106
                                 (CUSIP Number)

                                 Kuslima Shogen
                              Alfacell Corporation
                              225 Belleville Avenue
                              Bloomfield, NJ 01003
                                  (973)748-8082
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 31, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d(e) or 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 015404106                 13D                        Page 2 of 6 pages



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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Kuslima Shogen

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


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   3   SEC USE ONLY




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   4   SOURCE OF FUNDS


       SC

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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)                                         [  ]


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   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

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   NUMBER OF      7    SOLE VOTING POWER
     SHARES            2,881,827 (includes 1,583,207 shares subject to options
  BENEFICIALLY         which are currently exercisable or which will become
    OWNED BY           exercisable within 60 days of January 31, 1998)
      EACH        --------------------------------------------------------------
   REPORTING      8    SHARED VOTING POWER
     PERSON            -0-
      WITH        --------------------------------------------------------------
                  9    SOLE DISPOSITIVE POWER
                       2,881,827 (includes 1,583,207 shares subject to options
                       which are currently exercisable or which will become
                       exercisable within 60 days of January 31, 1998)
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       -0-

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,881,827 (includes 1,583,207 shares subject to options which are currently exercisable or which will become exercisable within 60 days of January 31, 1998)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

       =                                                               [  ]

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       17.5%

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  14   TYPE OF REPORTING PERSON*

       IN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 6 pages


Item 1. Security and Issuer


     The securities to which this Schedule 13D relates are the shares of common stock, par value $.001 per share (the "Common Stock"), of Alfacell Corporation (the "Issuer"). The address of the Issuer's principal executive offices is 225 Belleville Avenue, Bloomfield, NJ 07003

Item 2. Identity and Background

     The person (the "Reporting Person") filing this statement is Kuslima Shogen, Chief Exeuctive Officer and Chairman of the Board of the Issuer. The Reporting Person's mailing address is c/o Alfacell Corporation, 225 Belleville Avenue, Bloomfield, NJ 07003.

     During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

     The Securities and Exchange Commission (the "SEC") has advised the Reporting Person that the Division of Enforcement of the SEC (the "Enforcement Division") had commenced an informal investigation of certain allegedly late filings required to be made by the Reporting Person pursuant to Sections 13 and 16 of the Securities Exchange Act of 1934, which occurred during the years 1983 to 1994. The SEC also asked the Reporting Person to confirm on a voluntary basis whether all other changes in beneficial ownership had in fact been previously fully reported. The Reporting Person subsequently filed a Form 5 on July 31, 1997 reporting all unreported transactions. The Reporting Person and the Issuer have been cooperating fully with the SEC in connection with its investigation. The staff of the Enforcement Division has agreed to recommend to the SEC, and the Reporting Person have submitted to the SEC, an Offer of Settlement relating to this matter which would result in the Reporting Person consenting to the entry of a cease-and-desist order in which they will neither admit nor deny the allegations made by the SEC and the payment of monetary penalties totaling $40,000. The SEC has advised the Reporting Person that it has accepted the Offer of Settlement of the Reporting Person and a consent decree is expected to be issued shortly.

     The Securities and Exchange Commission (the "SEC") has advised the Reporting Person that forms relating to her beneficial ownership of the Issuer's securities which occurred between three and fifteen years ago, with one exception, had been filed late. The SEC also asked the Reporting Person to confirm on a voluntary basis whether all other changes in beneficial ownership had in fact been previously fully reported. The Reporting Person subsequently filed a Form 5 on July 31, 1997 reporting all unreported transactions. [The Reporting Person has entered a preliminary agreement with the SEC pertaining to these filing deficiencies in settlement of the SEC's inquiry.]


Item 3. Source and Amount of Funds or Other Consideration

     The Reporting Person received the grants of stock and/or options to purchase Common Stock from the Company pursuant to certain employee benefit transactions. [In addition, the Reporting Person personally borrowed funds from financial institutions to finance the Issuer's operations, for which she received securities of the Issuer in exchange.]

Item 4. Purpose of the Transaction

     The Common Stock and options to purchase Common Stock were acquired by the Reporting Person as the founder and subsequently an employee of the Issuer.


Item 5. Interest in Securities of the Issuer

     (a) The Reporting Person beneficially owns 2,881,827 shares of Common Stock, consisting of 1,298,620 shares of Common Stock currently issued and 1,583,207 shares underlying options to purchase

                                                               Page 4 of 6 pages


Common Stock held by the Reporting Person. Such shares constitute 17.5% of the Common Stock outstanding assuming all of the options are exercised.

     (b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of the shares of Common Stock.

     (c) None.

     (d) The Reporting Person has pledged a total of 1,023,000 of the outstanding shares of Common Stock to First Union Bank (the "Bank") to secure a personal loan. Upon the sale of the shares of Common Stock held by the Reporting Person, the Bank has the right to apply such proceeds thereof to such loan.

     (e) Not applicable.

                                                               Page 5 of 6 pages


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable

Item 7. Material to be Filed as Exhibits

Not Applicable

                                                               Page 6 of 6 pages




Signature


     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned certifies that the information set forth in this statement by or about the undersigned is true, complete and correct.


Date: February 17, 1998


By: /s/ Kuslima Shogen
   ------------------------------------
           Kuslima Shogen